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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC File Number
                                     0-8162
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                                  CUSIP Number
                                   004299 103
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(Check One)  {X} Form 10-K and Form 10-KSB    { }  Form 20-F      { }  Form 11-K
             { } Form 10-Q and Form 10-QSB    { }  Form N-SAR

                   For Period Ended:  December 31, 1997

             { } Transition Report on Form 10-K
             { } Transition Report on Form 20-F
             { } Transition Report on Form 11-K
             { } Transition Report on Form 10-Q
             { } Transition Report on Form N-SAR

                 For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                            ------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant                          ACCEL International Corporation

Former Name if Applicable:                              Acceleration Corporation

Address of Principal Executive Office (Street and Number):
                                              12603 Southwest Freeway, Suite 315

City, State and Zip Code:                                    Stafford, TX  77477


PART II - RULES 12-b - 25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

{X} (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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{X} (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

{ } (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

    Registrant is experiencing difficulty in preparing the necessary financial statements and other required financial information in a timely manner due to the occurrence of a year-end 1997 transaction involving the sale of three subsidiary corporations, including one business segment (discontinued operations) and a portion of another business segment (part of continuing operations).


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Cindy A. Moore              281                      565-8010 ext. 24
        (Name)               (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     {X} Yes        { } No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     {X} Yes        { } No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the sale of three subsidiary corporations effective December 31, 1997, the Registrant has experienced a change in structure, resulting in the reporting of income from both continuing and discontinued operations. The Registrant's management anticipates that December 31, 1997 results, to be reported on or before April 15, 1998, will reflect no material change in net income or shareholders' equity as compared to September 30, 1997. The Company's net income and shareholders' equity as of September 30, 1997 were $1,032,000 and $33,266,000. Net income for the year ended December 31, 1996 of $2,104,000 included $4,291,000 in proceeds from a legal settlement which was non-recurring in 1997.

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                         ACCEL International Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1998         By: /s/ Cindy A. Moore
     ----------------            -----------------------------------------------
                                     Cindy A. Moore, Sr. V.P., Treasurer & Chief
                                     Financial Officer.
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).